SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2012, incorporated by reference herein:
Exhibit

99.1  Release dated July 2, 2012, entitled “NEW FINANCIAL INSTRUMENT LISTING”.
99.2  Release dated July 3, 2012, entitled “RESTRUCTURE OF THE SURFACE
        RETREATMENT OPERATIONS OF THE DRDGOLD GROUP.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: July 3, 2012 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited - New Financial Instrument Listing
The JSE Limited has granted a listing to DRDGOLD Limited - DRD03 & DRD04 Notes under its Domestic
Medium-Term Note Programme and High Yield Note Programme
INSTRUMENT TYPE: Floating Rate Note
Programme Size R 2,000,000,000.00
Total Notes in issue R 111,000,000.00
Bond Code DRD03
Nominal Issued R 66,000,000.00
Coupon (3 Month Jibar + 450bps)
Trade Type Price
Scheduled Maturity 3 July 2014
Interest Dates 3 January, April, July & October
Books Close 29 December, 29 March, 28 June & 28 September
Last day to register By 17h00 on 28 December, 28 March, 27 June &
27 September
Date Issued 3 July 2012
ISIN No. ZAG000096520
Bond Code DRD04
Nominal Issued R 45,000,000.00
Coupon (3 Month Jibar + 500bps)
Trade Type Price
Scheduled Maturity 3 July 2015
Interest Dates 3 January, April, July & October
Books Close
29 December, 29 March, 28 June & 28 September Last day to register
By 17h00 on 28 December, 28 March27 June & 27 September
Date Issued 03 July 2012
ISIN No. ZAG000096538
The notes will be immobilized in the Central Securities Depository (“CSD”) and settlement will take place electronically in terms of JSE Rules.
2 July 2012
Arranger and Debt Sponsor
Absa Capital (the investment Banking Division of Absa Bank Limited & affiliated with Barclays)

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “Company”)
RESTRUCTURE OF THE SURFACE RETREATMENT OPERATIONS OF THE DRDGOLD GROUP
INTRODUCTION
DRDGOLD shareholders (“Shareholders”) are advised that the Company has effected a change in its group structure in order to consolidate all of its surface retreatment operations (“Restructure”).
In order to implement the Restructure, agreements have been entered into on 29 June 2012 in terms of which:

·  DRDGOLD sells its 35% direct interest in the unincorporated partnership ErgoGold (formerly Elsburg
   Gold Mining Joint Venture) (“ErgoGold”) to Ergo Mining (Proprietary) Limited (“Ergo”) for R200
   million on loan account (“ErgoGold Disposal”);

·  Crown Gold Recoveries (Proprietary) Limited (“Crown”) sells, as a going concern, all its mining assets
   (excluding its 50% interest in Ergo) and mining and prospecting rights and certain liabilities to Ergo, in exchange for shares in Ergo (“Crown Disposal”);

·  East Rand Proprietary Mines Limited (“ERPM”) sells, as a going concern, all its surface mining assets
   (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo and its mining right, in exchange for shares in Ergo (“ERPM Disposal”),
   (collectively the “Transactions”);

·  once the Crown Disposal has been completed, Crown will distribute its entire holding in Ergo to its sole shareholder, Ergo Mining Operations (Proprietary) Limited (formerly DRDGOLD SA) (“EMO”); and

·  once the ERPM Disposal has been completed, ERPM will distribute its entire holding in Ergo to its sole shareholder, EMO,
   (collectively the “Unbundlings”)

Following the Transactions and Unbundlings, EMO will be the 100% shareholder of Ergo which in turn will hold the assets and liabilities of ErgoGold.

All conditions precedent to the ErgoGold Disposal have been fulfilled. The transfer of the mining rights and prospecting rights (including the transfer of the relevant surface rights permits) under the ERPM Disposal and Crown Disposal are still subject to the consent of the Minister in terms of section 11(1) of the Mineral and Petroleum Resources Development Act 28 of 2002.

The ErgoGold Disposal and the transfer of those assets disposed of pursuant to the Crown Disposal and the
ERPM Disposal, respectively, (other than those still subject to regulatory approvals) is effective from 1 July
2012.

RATIONALE FOR THE RESTRUCTURE

DRDGOLD intends to consolidate and simplify the structure of its surface retreatment operations and the
Restructure will result in the Company’s surface retreatment operations being housed in a single entity, Ergo.
It is anticipated that the Restructure will result in improved synergies and cost savings. DRDGOLD is also mindful of the 2014 Mining Charter targets for black economic empowerment (“BEE”) ownership. The
Transactions and Unbundlings will allow DRDGOLD to be in full compliance with the BEE ownership targets of the Mining Charter.
FINANCIAL EFFECTS OF THE TRANSACTIONS AND UNBUNDLINGS
The unaudited pro forma financial effects (“Financial Effects”) as set out below have been prepared for illustrative purposes only, to assist Shareholders in assessing the impact of the Transactions and Unbundlings on DRDGOLD’s earnings per share (“EPS”), headline earnings per share (“HEPS”), net asset value per share (“NAVPS”) and net tangible asset per share (“NTAVPS”).
These Financial Effects have been disclosed in terms of the JSE Limited Listings Requirements (“Listings
Requirements”) and, because of their nature, may not fairly present DRDGOLD’s financial position, changes in equity, results of operations or cash flows after the Transactions and Unbundlings. The Financial
Effects are the responsibility of DRDGOLD’s directors.
Before
the
Transactions and
Unbundlings
(1)
After the
ErgoGold
Disposal
(3)
After the
Crown and
ERPM
Disposals and
Unbundlings
After the
Transactions
and
Unbundlings
Change
(%)
EPS (cents) 52 (3)
(3)
22
(4)
71 36.5
HEPS (cents) 52 (3)
(3)
22
(4)
71 36.5
NAVPS (cents) 368 (17)
(3)
10
(4)
361 (1.9)
NTAVPS (cents) 460 - - 460 0.0
Weighted average
number of shares in
issue during the Period
385 029 071 385 029 071 385 029 071 385 029 071
Shares in issue at
31 December 2011
385 383 767 385 383 767 385 383 767 385 383 767
Notes:
1.
Based on DRDGOLD’s interim results for the six months ended 31 December 2011 (“the Period”).
2.
The Financial Effects are based on the assumption that the Transactions and Unbundlings took place on 1 July
2011 for statement of comprehensive income purposes and 31 December 2011 for statement of financial position purposes.
3.
After taking into account the 9.1% increase in the non-controlling interest in EgoGold.
4.
After taking into account the movement in deferred taxation using an effective tax rate based on the gold mining tax formula of 28%. The movement in deferred taxation has arisen primarily from unredeemed capital expenditure in Ergo.
CATEGORISATION OF THE TRANSACTIONS AND UNBUNDLINGS
DRDGOLD is the holder of 74% of the share capital of EMO. DRDGOLD’s BEE partners, Khumo Gold
SPV (Proprietary) Limited ("Khumo Gold") and the DRDSA Empowerment Trust (“BEE Partners”), hold
20% and 6% respectively, of the remaining shares in EMO.

The ErgoGold Disposal, results in DRDGOLD's total effective equity interest in ErgoGold changing from
83.1% to 74%, being an effective disposal of 9.1% for the DRDGOLD group while the BEE Partners’

effective equity interest in ErgoGold changes from 16.9% to 26%. The ErgoGold Disposal is therefore a
Category 2 transaction in terms of the Listings Requirements. The Crown Disposal and the ERPM Disposal
and the Unbundlings are exempt from the provisions of the Listings Requirements as DRDGOLD’s effective interest in the underlying assets and liabilities, the subject of these transactions, remains unchanged.

Roodepoort
3 July 2012

Sponsor
One Capital

Legal Advisors
Edward Nathan Sonnenbergs